Exhibit 99.1

Borr Drilling Limited – Announcement of LOA for jack-up drilling rig

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) is pleased to announce it has secured a binding Letter of Award (“LOA”) for the premium jack-up drilling rig “Saga” from an undisclosed operator in Southeast Asia. The program is expected to commence in Q4 2022, in direct continuation of the current contract, for a duration of four years plus options.

The company has after this a contracted fleet of 20 rigs out of a total of 23 delivered rigs.

Hamilton, Bermuda

18 May 2022

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expect”, “will” and similar expressions and include statements relating to rig contracting and extensions and exercises of options including the duration of such contracts and extensions and backlog, and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to actual performance under drilling contracts, the risk that backlog may not be realized, the number of rigs that will be in operation and rates that are achieved, and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.